Exhibit 15.7

Jennifer Gowetski

Senior Counsel

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

June 29, 2018

Re:	Steward Realty Trust

Draft Offering Statement on Form 1-A

Submitted May 17, 2018

CIK No. 0001735770

Dear Ms. Gowetski:

We acknowledge receipt of comments in your letter of June 13, 2018 regarding the draft Offering Statement of Steward Realty Trust, Inc. (the “Company”), which we have set out below, together with our responses.

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

●	the specific exemption that you intend to rely on; and

●	how your investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

The Company expects all of its assets, other than cash held by it directly, to be held directly by the Company or through wholly-owned and majority-owned subsidiaries. The Company expects it and any subsidiaries that it may form will qualify for the exemption from regulation as an investment company afforded by Section 3(c)(5)(C) (“Section 3(c)(5)(C)”) of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Section 3(c)(5)(C) generally excludes from the definition of investment company any company that is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.” The Staff has provided guidance through various interpretive and no-action letters on the meaning of being engaged primarily in the business of purchasing or otherwise acquiring mortgage and other liens on and interests in real estate for purposes of Section 3(c)(5)(C). The Staff has stated that it would regard an issuer as being engaged primarily in said business if (1) at least 55% of the value of the issuer’s assets consists of real estate interests (“Qualifying Assets”), (2) at least 80% of the value of the issuer’s assets consists of investments in (a) Qualifying Assets plus (b) other assets that are not Qualifying Assets but are real estate-related assets (“Real Estate Related Assets”) and (3) no more than 20% of the value of the issuer’s assets consists of assets other than Qualifying and Real Estate Related Assets. (NAB Asset Corp., SEC No-Action Letter (June 20, 1981)). The Company expects to hold the commercial mortgage loans and other commercial real estate related assets as described below.

●	First mortgage loans. The Company will primarily hold first mortgage loans or interests in first mortgage loans fully secured by real estate.

●	Mezzanine loans. The Company or any subsidiaries it may form may also hold mezzanine loans that meet the following criteria (Capital Trust, Inc. SEC No-Action Letter (May 24, 2007)):

o	the mezzanine loans will be Tier 1 loans;

o	the mezzanine loans will be made specifically and exclusively for the financing of real estate;

o	the mezzanine loans will be underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;

o	the Company or its subsidiary will exercise ongoing control rights over the management of the underlying property to the same extent as is customary for holders of a second mortgage (e.g., rights relating to the approval of major leases, budget improvements, capital expenditures and the application of insurance proceeds or condemnation awards as well as the right to replace the property manager in case of default on the loan);

o	the Company or any subsidiary or affiliate as lender will have the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;

o	the true measure of the collateral securing the loan will be the property being financed and any incidental assets related to the ownership of the property; and

o	the Company or a subsidiary or affiliate, as the case may be, will have the right to foreclose on the collateral and, by electing to purchase it at a foreclosure sale, become the owner of the underlying property.

2. We note that section 8.06 of your bylaws contains an exclusive forum provision. Please add risk factor disclosure regarding this provision. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Maryland law. Materially from the time of tender until acceptance. Please revise to make clear.

The Company has added a risk factor as requested by the Staff.

3. We note that intend to qualify as a real estate investment trust and that you have not yet identified any loans to make with the net proceeds of this offering. As a result, your offering appears to constitute a blind-pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. For example only, please provide the disclosure in accordance with Item 4 of Guide 5 and include prior performance tables, as applicable. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

The Company has prepared the Offering Circular intending to comply with Industry Guide 5 in all material respects, and believes that it does comply. However, the Company has revised the disclosure to reflect the fact that this is a blind pool offering. The Company has not included any prior performance tables since it has only recently commenced operations and only has 3 assets that are described in the Offering Circular. The Company respectfully advises the Staff that it does not believe that the prior performance disclosure required by Item 8 of Industry Guide 5 is applicable to the Company, as neither the Company nor any affiliates of the Company, including Daniel Miller, has sponsored any programs within the meaning of Industry Guide 5.

4. We note your disclosure on your website that the farmers to whom you lend are expected to raise money to finance additional amounts needed to acquire their properties. Please revise your disclosure to more specifically explain how this financing is different than loans you intend to provide and any risks involved with the additional financing.

The Company has added disclosure to the Offering Circular.

Cover Page

5. We note your disclosure on the cover that you do not intend to use commissioned sales agents or underwriters. Although we note your disclosure on page 72, please revise to clarify how you will sell your shares. Please identify each natural person and each entity expected to participate in selling shares in connection with the offering, and explain whether and how each is associated or affiliated with you. Also, please explain how each such natural person, if not registered with the Commission as a broker-dealer or a licensed associated person of a registered broker-dealer, intends to meet the conditions of Rule 3a4-1 or otherwise avoid being required to register with the Commission as a broker-dealer.

The offering of the Company’s securities will be conducted solely by the Company and its associated persons via the technology platform www.gosteward.com, which is owned by Steward Technologies Ltd. (“Steward Technologies”), an affiliate of the Company. The Company anticipates that it will primarily solicit investments via this technology platform and notices, made in compliance with Rule 255 or 251, as applicable, alerting potential investors as to the offering being made via the technology platform. While the Company anticipates that the solicitation process will take place largely online, automatically and without selling efforts by the Company, members of the Steward organization, including officers of the Company and employees of its affiliate Steward Agricultural Funding Portal LLC (“SAFP”), another entity under common control with the Company, will provide support to the online processing of investments and may also be involved in the sales process.

Steward Technologies develops and maintains the software that underlies the Steward platform. While the software facilitates the creation of accounts, submission of farming projects and the making of investments, the software integrates with third-party providers for, among other things, payment processing, identity verification, OFAC/AML checks, and electronic signature. Steward Technologies currently has no employees but is in the process of hiring full-time staff.

Neither the Company nor its associated persons are required to register as a broker-dealer pursuant to the exemption from registration contained in Exchange Act Rule 3a4-1. As stated in Exchange Act Release 22172 (June 27, 1985) (“Release 22172”), “the Commission believes that it is also appropriate to include employees of companies or partnerships in a control relationship with the issuer within the scope of [Rule 3a4-1]… While Rule 3a4-1 focuses on the activities of natural persons, it also may have an impact on their employers. For example, if employees of a corporate general partner sell securities of the issuer-limited partnership in compliance with Rule 3a4-1, neither the employees nor the corporate general partner would be required to register as a broker-dealer.”

All associated persons of the Company who participate in the offer and sale of securities in this offering will be officers of the Company or employees of SAFP, and will do so pursuant to the exemption contained in Exchange Act Rule 3a4- 1(a)(4)(iii).

Specifically, all associated persons of the Company will limit their activities to the following:

●	Preparing written communications that have been approved by a principal of the Company, or delivering such written communications in a way that does not involve oral solicitation;

●	Responding to inquiries of a potential investor in a communication initiated by the potential purchaser, with responses being limited to information contained in the offering documentation; and

●	Performing ministerial and clerical work involved in effecting any transactions in this offering.

In addition, as the Company’s associated persons intend to rely on the most stringent exemption contained in Rule 3a4-1 (the “passive sales” exemption of Rule 3a4-1(a)(4)(iii)), “the limited sales activity identified in this [exemption] does not raise significant potential for abuse. Moreover, because the issuer’s potential liability under the securities laws for wrongful conduct of its employees, the issuer has a strong incentive to carefully circumscribe the sales activities of those persons” (Release 22172).

Finally, no associated person of the Company will be compensated for his or her participation in this offering of securities, either through commissions or other remuneration based directly or indirectly on the offer and sale of the Company’s securities. The salaries of the Company officers and SAFP employees who may participate in the proposed offering are paid by SAFP and are in no way dependent, directly or indirectly, upon the success or failure of the proposed offering by the Company.

The Company has revised the disclosure on the cover and in “Plan of Distribution” to clarify that it and its associated persons will rely on the exemption in Rule 3a4-1.

6. Please add risk factor disclosure to clarify, if true, that Mr. Miller will control all decisions, including, but not limited to changing your targeted class of investments without shareholder notice or consent and making changes to your articles of incorporation, as the sole Class B shareholder because Class A shareholders will have no voting rights, and that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations.

The Company has revised the risk factors as requested by the Staff.

Financed Properties, page 4

7. We note that you have included a projected annual return of 6-8%. We note that you have not paid any distributions to date and do not appear to have a basis for such return. Please revise to remove this disclosure throughout the offering statement.

The Company has deleted references to projected annual return.

Conflicts of Interest, page 9

8. Please clarify, if true, that your affiliates may have an incentive to issue loans that may not be in your best interest because of the fees that will be received by them for their participation in the process. Please add risk factor disclosure as appropriate.

The Company respectfully advises the Staff that it does not believe that its affiliate Steward Lending LLC may have an incentive to issue loans that would not be in the best interest of the Company. Steward Lending risks reputational harm if it does not issue high quality loans. For the foreseeable future, Steward Lending will exclusively originate loans on behalf of the Company in compliance with criteria prescribed by the Company and is motivated to adhere to the Company’s strict lending standards.

Risk Factors, page 12

9. Please add risk factor disclosure regarding the net losses you have experienced to date.

The Company has added a risk factor as requested by the Staff.

The Company’s Business, page 32

10. Please provide disclosure regarding how you will determine the creditworthiness of your borrowers.

The Company has added disclosure in the subsection “—Overview —Application Process.”

Plan of Operation, page 36

11. We note that you have funded first mortgage construction loans on two properties. Please revise to clarify whether there are any buildings or other improvements on the properties and clarify the nature of the construction. In addition, please explain how you will determine additional funding under each loan.

The Company has added disclosure in Company has added disclosure in “The Company’s Business – Overview – Borrowers’ Use of Funds.”

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Daniel Miller

Steward Realty Trust, Inc.

Jennifer Gowetski
Senior Counsel

Office of Real Estate and Commodities
Division of Corporation Finance

Securities and Exchange Commission
Washington, DC 20549

August 16, 2018

Re:	Steward Realty Trust
Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted June 29, 2018
CIK No. 0001735770

Dear Ms. Gowetski:

We acknowledge receipt of comments in your letter of July 19, 2018 regarding Amendment No. 1 to the draft Offering Statement of Steward Realty Trust, Inc. (the “Company”), which we have set out below, together with our responses.

1. We note your response to comment 1 of our letter dated June 13, 2018. Please note that we have referred your response to the Division of Investment Management for further review and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

The Company acknowledges that the Division of Investment Management is continuing to review the Company’s response to comment 1 from the Staff’s letter dated June 13, 2018.

2. We note your response to comment 3 of our letter dated June 13, 2018 and your disclosure on page 12 that your officers have significant experience in acquiring, financing, renovating, redeveloping, repositioning, operating and selling various commercial real estate properties. We further note your disclosure on page 42 regarding Mr. Miller’s previous experience with Rise Companies Corp., the parent company of Fundrise. In light of this disclosure, please provide an analysis detailing why you believe the company, and any affiliates of the company, including Mr. Miller, have not sponsored any programs within the meaning of Industry Guide 5. We continue to believe that you should provide the applicable disclosure required by Industry Guide 5, including Item 4. Please revise accordingly.

The Company has revised the disclosure required by Item 4 of Guide 5 to present it in tabular form in the Offering Circular.

With respect to the Staff’s comment regarding the applicability of Item 8 of Guide 5, the Company notes that, as stated in his biography, Mr. Miller left Rise Companies Corp. (“Rise”) and the Fundrise platform in 2015, which was prior to the qualification by the Commission of the first offerings of Fundrise REITs. Since leaving Rise, Mr. Miller’s only relationship with that company has been as a stockholder. As disclosed by Rise in its filings with the Commission, Mr. Miller owns shares of common and preferred stock and is a party to a voting agreement with several relatives, including the CEO of Rise. Notwithstanding the fact that Mr. Miller is part of a beneficial ownership group under the voting agreement that holds over 97% of the voting power in Rise, his individual share ownership represents 44.2% of the voting power of all capital stock of Rise and he has not been involved in the operations of Rise since October 2015. His role has been solely as a stockholder. As a result, the Company believes that attributing the prior performance of any programs undertaken by Fundrise since Mr. Miller’s departure would create a false impression. Furthermore, as a stockholder of Rise with no contractual power to compel Rise to provide information, Mr. Miller does not have access to the information necessary to prepare prior performance tables for the Fundrise REITs. He only has access to the information prepared by Rise as sponsor of those REITs that has been filed with the Commission.

With respect to information regarding the performance of the Fundrise platform sponsored programs during Mr. Miller’s tenure prior to October 2015, the Company notes that the instructions to Item 8 of Guide 5 and to Tables I, II, V and VI of Appendix II instruct to include information for programs the offering of which closed in the most recent three years. Assuming the offering statement is qualified prior to the end of 2018, information for the period prior to Mr. Miller’s departure would not be required to be disclosed. While Table III requires information for programs that closed in the most recent five years, which would cover the period from July 2014, when Rise commenced the Fundrise originated programs, until October 2015, when Mr. Miller left Rise, the Company believes that information would not be meaningful to an investor and notes that the Fundrise REITs ceased providing information about the originated programs in their filings with the Commission in April 2017.

3. We note your response to comment 4 of our letter dated June 13, 2018 and the revised disclosure on page 5 that the company will seek to invest in a portion of each loan, alongside investors who can purchase an interest in each loan. We further note the disclosure on your website that: “After approving a loan, Steward pledges a percentage of the loan amount; the farm operator raises the remaining amount of the loan on Steward.” Please describe for us in more specific detail how an investor would choose between investing in you as opposed to investing directly in a loan on your web platform and how such choice would impact any fees paid by such investor. Also, please tell us the exemption you intend to reply upon for purchases of loan interests directly on your web platform.

2

The Company supplementally advises the Staff that the Steward platform will enable investors to either invest in the Company, or directly in individual loans. Investors who opt to invest in an individual loan will pay an annual servicing fee to Steward Servicing LLC (“Steward Servicing”) equal to 1.0% of the principal amount of the loans held by the investor in its account on the platform. If an investor invests in the Company, it will not pay the servicing fee to Steward Servicing. Instead, the Company will pay that fee as disclosed in the Offering Circular.

The Company believes that each investment would have a different appeal for potential investors. As a REIT, the Company provides an investor with a diversified investment spread across a portfolio of farm loans. This potentially provides more stability for cash flow and principal protection, since any potential losses on a single loan only represent a portion of the overall portfolio. An individual investment in a loan can carry higher risks, given the performance of the investment is directly tied to the performance of a single borrower. The individual loans allow a more direct connection between the borrower and an investor, and is well suited for investors who want to fund a farm they know, or a region or product type they are familiar with. The Company expects investors will invest in both products, the REIT and individual loans, but that investors will invest a higher average investment amount in the Company. For investments in individual loans, the Company expects the borrowers will use a variety of exemptions, including private placements under Rule 506(c) under Regulation D, intrastate exemptions pursuant to Rule 147A of the Securities Act, in certain cases under Regulation A, and potentially in the future, under Regulation Crowdfunding. The Company has revised the disclosure to clarify this.

Our Structure, page 8

4. We note your disclosure on page 47 that you do not currently have any employees and are externally managed. We further note your executive officers are employed by your affiliate, SAFP, whose employees devote a portion of their time to the affairs of the company and other affiliates. Please revise your summary and ownership chart to more specifically describe the role of SAFP as your manager.

The Company has revised the summary and ownership chart as requested by the Staff.

Conflicts of Interest, page 9

5. We note your response to comment 8 of our letter dated June 13, 2018. Please revise to describe the potential conflicts your affiliates may have in determining whether to issue loans in light of the fees that will be received by them for their participation in the process and add risk factor disclosure. Additionally, please revise your disclosure to clarify the limitations placed on your affiliate in determining which loans to issue and the consequences if your affiliate issues loans outside of the established criteria.

The Company has revised the disclosure to include a new risk factor.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli
Jeanne Campanelli Partner
CrowdCheck Law LLP

cc:	Daniel Miller
Steward Realty Trust, Inc.

3

Jennifer Gowetski

Senior Counsel

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

September 10, 2018

Re:	Steward Realty Trust
Amendment No. 2 to Draft Offering Statement on Form 1-A
Submitted August 16, 2018
CIK No. 0001735770

Dear Ms. Gowetski:

We acknowledge receipt of comments in your letter of September 5, 2018 regarding Amendment No. 2 to the draft Offering Statement of Steward Realty Trust, Inc. (the “Company”), which we have set out below, together with our responses.

1. We note your subscription agreement includes a provision designating New York as the sole and exclusive forum for certain claims against you. Please add risk factor disclosure regarding this exclusive forum provision. Please address, without limitation, how the exclusive forum provision may impact shareholder rights, why management adopted the provision and any questions as to enforceability.

The Company has revised the disclosure as requested by the Staff and has added disclosure regarding the provision in “Plan of Distribution.”

2. We note your subscription agreement contains a waiver of trial by jury provision. Please tell us whether this provision applies to claims under the federal securities laws.

The Company believes the provision applies to claims arising out of or relating to the subscription agreement, including claims under the federal securities laws. The Company has revised the offering circular to include a risk factor relating to the provision and has added disclosure regarding the provision in “Plan of Distribution.”

3. We note your response to comment 3 of our letter dated July 19, 2018. To the extent you intend to sell interests in the individual farm loans, the borrower appears to be the issuer, and you appear to be acting as an underwriter. To the extent you are selling individual loan interests dependent on the principal and interest payments you receive from a particular borrower, please revise the offering circular and related documents to characterize these participation interests as a note or other debt instrument of your company. Additionally, please provide a detailed legal analysis regarding the exemptions you and the borrowers intend to use for selling these individual participation interests.

The Company is not selling interests in individual farm loans, nor is it issuing payment-dependent notes. It is investing in such loans on the same terms as are offered to lenders by the borrowers on the platform www.gosteward.com, owned by the Company’s affiliate Steward Technologies Ltd. (the “Platform”). The Company and the other lenders will each have direct lending relationships with the borrowers, and the loans are the direct obligations of the borrower alone. At present, aside from the Company’s planned Regulation A offering, Steward Technologies intends to host only private placements of the loans under Rule 506(c) of Regulation D.

As an example of how the process will work, once a borrower is approved for a loan, it will seek funding on the Platform.  If it has been approved to borrow $100,000 and 5 individuals who are accredited investors express interest in lending the borrower $10,000 each, Steward Lending LLC, as administrative agent for the Company and for the other lenders on the platform, will arrange to collect funds from 6 lenders, including the Company, and to have loan documents covering the aggregate amount of the 6 loans executed by the borrower and by Steward Lending LLC as administrative agent with power of attorney for all 6 lenders, including the Company.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli
Jeanne Campanelli
Partner
CrowdCheck Law LLP

cc:	Daniel Miller
Steward Realty Trust, Inc.

2

Jennifer Gowetski
Senior Counsel

Office of Real Estate and Commodities
Division of Corporation Finance

Securities and Exchange Commission
Washington, DC 20549

November 9, 2018

Re:	Steward Realty Trust
Amendment No. 3 to Draft Offering Statement on Form 1-A Submitted September 10, 2018 CIK No. 0001735770

Dear Ms. Gowetski:

We acknowledge receipt of comments in your letter of October 4, 2018 regarding Amendment No. 2 to the draft Offering Statement of Steward Realty Trust, Inc. (the “Company”), which we have set out below, together with our responses.

1. We note your response to comment 2 of our letter dated September 5, 2018 and the revised disclosure regarding the provisions in your subscription agreement designating New York as the sole and exclusive forum for certain claims against you and waiving the right to trial by jury. We further note Section 8.06 of your bylaws designates the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by your stockholders. Please revise to clarify and discuss how the exclusive forum provisions are intended to operate given the two different exclusive forum provisions. In addition, please revise your subscription agreement to clarify that, by agreeing to the waiver of trial by jury provision, investors will not be deemed to waive the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder. Also, please revise the subscription agreement to state that the waiver of trial by jury provision applies to federal securities laws claims.

The Company has revised the subscription agreement to be governed by Maryland law, the Company’s jurisdiction of incorporation, and the choice of forum provision to Maryland courts, and, as a result, has not included a comparative discussion in the offering circular. The Company has also revised the subscription agreement as requested by the Staff and has filed the revised version as an exhibit to the offering statement.

2. We note your response to comment 3 of our letter dated September 5, 2018 that you are investing in loans on the same terms as are offered to lenders by the borrowers on the platform www.gosteward.com. We further note your description of “Steward” and its business on www.gosteward.com and the disclosure in the offering circular. Please revise for consistency.

The Company has revised the disclosure on the platform www.gosteward.com and clarified on the cover and elsewhere in the Offering Circular that the platform is owned and operated by the Company’s affiliate Steward Technologies Ltd.

3. We note your revised disclosure on page 42 that the company currently compensates only one of its officers, Mr. Woods. Please revise to quantify the compensation that you have paid to Mr. Woods.

The Company has revised the disclosure as requested by the Staff.

We also attach to this letter, as Appendix A, a copy of the email correspondence that was submitted supplementally to the Staff on October 19, 2018.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Daniel Miller
Steward Realty Trust, Inc.

2

Appendix A

3